

DIVISION OF
CORPORATION FINANCE

MAIL STOP 7010

October 13, 2006

Ms. Beth Jarvis
President
Triple Bay Industries, Inc.
1616 Integrity Drive, East, Columbus, OH 43209

RE: Triple Bay Industries, Inc.
Registration Statement on Form SB-2
File No. 333-136827
Amended September 28, 2006

Dear Ms. Jarvis:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 18

1. We note that you developed a shower pump that filters contaminated water to a level that is safe to dispose of through regular drains. Please elaborate on this. What standards does this shower pump filter meet? For instance, is the filter capable of making safe water contaminated with all pollutants? What industry or governmental rules govern your determination that the water filtered is "safe" to dispose of through regular drains? In this regard, we note your statement that the customer is responsible for disposal compliance. However, provide a basis and context for your statement about your product's efficacy.

Management's Discussion and Analysis, page 22

2. We reissue comment 21 of our September 15, 2006 letter. We note your statement in the cover letter that this section was revised throughout in response to this comment; however, we are unable to discern the relevant changes.

3. We note your response to prior comment 22 and the revisions made. There appear to still be material changes for which you have not provided a discussion of the factors that led to material changes from period to period in your financial statement line items. For example, for the year ended December 31, 2005 compared to the year ended December 31, 2004, please disclose the factors which led to an increase in selling, general and administrative expenses by 102%. In addition, where there is more than one reason for a change between

periods, please quantify the extent to which each reason contributed to the overall change in the line item. Refer to Item 303(b)(1)(vi) of Regulation S-B.

4. Disclose the reasons for the advances to related parties, which are now reclassified as compensation.

Financial Statements
For the Years Ended December 31, 2005 and December 31, 2004
Report of Independent Registered Public Accounting Firm, page 30

5. We reissue prior comment 24. Please make arrangements with Malone & Bailey, PC to have them revise their report to clearly state that they audited each of the two years in the period ended December 31, 2005.

Note 5 – Convertible Debt, page 37

6. We note your response to prior comment 26. On page 25, you state that you granted IMM the right to exchange your debt for a number of shares of common stock as mutually agreed, but not less than 50,000 or more than 250,000, at the earlier of the date of the closing of a sale of control of the company by Ms. Jarvis or three years from the effective date of the registration statement. Please provide similar disclosures in the notes to your financial statements, which should include the number of shares of common stock that can be exchanged for your debt.

Note 7 – Related Party Transactions, page 37

7. We reissue prior comment 27. Your disclosure on page 26 indicates that you recorded compensation expense during the six months ended June 30, 2006 related to the receivable from an officer of $2,446 recorded at December 31, 2005. Please disclose the specific facts and circumstances that led you to determine it was appropriate to record this expense during the six months ended June 30, 2006 instead of the year ended December 31, 2005.

Closing Comments

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Mike Williams, Esq.